Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BetFully, Inc.
6120 Paseo Del Norte, Suite F2
Carlsbad, CA 92011
https://BetFully.com/

Up to $617,999.54 in Common Stock at $0.61
Minimum Target Amount: $19,999.46

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: BetFully, Inc.
Address: 6120 Paseo Del Norte, Suite F2, Carlsbad, CA 92011
State of Incorporation: DE
Date Incorporated: December 24, 2014

Terms:

Equity

Offering Minimum: $19,999.46 | 32,786 shares of Common Stock
Offering Maximum: $617,999.54 | 1,013,114 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.61
Minimum Investment Amount (per investor): $499.59

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 20% Bonus Shares

Previous investors in BetFully will receive 20% bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 25% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 30% bonus shares.

Flash Perk 1

Invest $2,500+ between days 35 - 40 and receive 10% bonus shares.

Flash Perk 2

Invest $2,500+ between days 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $500+ and receive a 2-year subscription to Props Optimizer and 2% bonus shares.**

Tier 2 Perk

Invest $1,000+ and receive a 2-year Subscription to Props Optimizer + TrackWiz and 5% bonus shares.**

Tier 3 Perk

Invest $5,000+ and receive a 2-year Subscription to Props Optimizer + TrackWiz + LineStar + 10% bonus shares.**

Tier 4 Perk

Invest $10,000+ and receive a 2-year Subscription to Props Optimizer + TrackWiz + LineStar + 12% bonus shares.**

Tier 5 Perk

Invest $20,000+ and receive a 2-year Subscription to Props Optimizer + TrackWiz + LineStar + 15% bonus shares.**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Subscriptions to Props Optimizer, TrackWiz, and LineStar are provided solely as access to the Company's analytical software. They do not constitute offers to participate in wagering, and the Company is not a sportsbook or gambling operator.

The 10% StartEngine Venture Club Bonus

BetFully, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $61.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

BetFully, Inc. ("BetFully" or the "Company") develops and markets data-driven sports betting and Daily Fantasy Sports tools. Its portfolio includes LineStar (DFS optimization and projections, with 700,000+ registered users and 500,000+ downloads, rated 4.7 stars from 8,000+ reviews), TrackWiz (horse racing analytics), and Props Optimizer (player props). BetFully's subscription-based products provide personalized optimal lineups and actionable insights for DraftKings, FanDuel, Yahoo, and others. BetFully also owns an IP portfolio of DFS-related patents.

Corporate History

BetFully, Inc. was initially organized as Fantasy Sports Company, LLC, a California limited liability company, on December 24, 2014, and converted to a Delaware corporation named Fantasy Sports Company on July 2, 2015. The Company subsequently changed its name to BetFully, Inc., a Delaware corporation, on November 3, 2021.

The Company's IP

The Company was granted four U.S. utility patents titled "System and Method for Virtual Team Assembly": U.S. Patent No. 9,744,450 B2 (granted August 29, 2017), U.S. Patent No. 9,751,010 B2 (granted September 5, 2017), U.S. Patent No. 10,478,721 B2 (granted November 19, 2019), and U.S. Patent No. 11,660,533 B2 (granted May 30, 2023). In addition to this, BetFully, Inc. has other IP that it has developed, including trademarks used in commerce for its product brands (e.g., LineStar, TrackWiz, Props Optimizer), copyrights in its software and content, and trade secrets related to its data ingestion pipelines, projection engines, and optimization algorithms.

Competitors and Industry

Industry: The sports betting and DFS market is rapidly expanding, with increasing legalization across states and a growing number of players seeking reliable tools and information. According to Grand View Research, the U.S. sports betting market was valued at approximately $17.94 billion in 2024 and is forecast to reach about $33.18 billion by 2030, reflecting a ~10.9% CAGR from 2025 to 2030. As more states embrace sports betting, the potential for growth in this sector remains significant, which the Company believes positions BetFully favorably within the industry landscape.

https://www.grandviewresearch.com/industry-analysis/us-sports-betting-market-report

Competitors: BetFully operates as a tools and analytics provider, not a gambling operator. No wagering takes place on our platform, we provide the data, statistics, and optimization technology designed to help users succeed on operator platforms such as DraftKings, FanDuel, Yahoo, Caesars, and others in the fantasy sports and legalized sports betting space. Our competitors are other analytics and data providers, including Action Network, Rotogrinders, FantasyPros, Stokastic, Sabersim, Props.Cash, Outlier, and similar companies. These firms aggregate premium data and insights to serve players. BetFully believes it differentiates itself through its patented lineup optimization technology, proprietary algorithms, and intuitive design, offering both depth of analysis and a user-friendly experience.

Current Stage and Roadmap

Current Stage: BetFully is currently in a growth phase, with multiple live products in the market, including the LineStar App and TrackWiz, which cater to both DFS and horse racing enthusiasts. The Company has achieved a subscriber base of over 2,500 users and continues to enhance its product offerings with planned upgrades and new features.

Future Roadmap: In the short term, BetFully aims to launch an upgraded version of its Props Optimizer and enhance its marketing efforts through strategic partnerships and content creation. Medium-term goals include expanding the user base to approximately 5,000 subscribers and exploring international markets to localize the LineStar App, which the Company believes would further solidifying its presence in the sports betting landscape.

The Team

Officers and Directors

Name: Erik Andrew Groset

Erik Andrew Groset's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, and Principal Accounting Officer
  Dates of Service: January, 2015 - Present
  Responsibilities: Erik Groset is CEO of BetFully Inc. Erik currently receives salary compensation of $140,000 per year for this role.

Other business experience in the past three years:

- Employer: Vallecitos Water District
  Title: Board Member
  Dates of Service: December, 2022 - December, 2024
  Responsibilities: Appointed Board Member at VWD.

Name: Peter Edmund Groset

Peter Edmund Groset's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer

Dates of Service: January, 2015 - Present
Responsibilities: Peter manages the technical staff and backend servers that run the apps and websites. In addition, Peter is actively involved with the software development side and writes and manages code for our apps and websites. Peter currently receives salary compensation of $183,000 per year for this role.

Name: Rick Hernandez

Rick Hernandez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2018 - Present
  Responsibilities: Rick was the lead investor for Series A and is a Board Member. Rick does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: RPH Capital Holdings
  Title: President
  Dates of Service: January, 2008 - Present
  Responsibilities: In charge of all private placement investments for RPH Capital Holdings

Other business experience in the past three years:

- Employer: Spark Health
  Title: President
  Dates of Service: January, 2008 - Present
  Responsibilities: In charge of all private placement investments for RPH Capital Holdings

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established

markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $618,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our

current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
BetFully, Inc. was formed on 12/24/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BetFully, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies.

As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly

skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our Business May Require Licenses We Do Not Currently Hold, Which Could Force Us to Cease Operations in Major Markets
While we believe our business model as an analytics and information provider does not require gambling operator licenses, regulatory authorities may disagree. State gaming regulators may determine that our tools constitute "gambling-related services" requiring licensing, registration, or approval. Some states require licensing for any business that derives revenue from or facilitates gambling activities, which could include our business model. The cost of obtaining licenses can exceed $100,000 per state, plus ongoing compliance costs. Some states may not offer licenses to businesses like ours, effectively barring us from those markets. If forced to cease operations in states representing significant revenue, our business could fail. Retroactive licensing requirements could result in substantial fines, penalties, or orders to disgorge past revenue. We

have not sought advisory opinions from state gaming regulators and cannot be certain they agree with our legal analysis. We have not budgeted for licensing costs in this offering. If licensing is required, we would need to raise additional capital, modify our business model, exit those markets, or cease operations—any of which could result in total loss of your investment.

We Are Dependent on Third-Party Platforms That Could Eliminate Our Business Model
Our business depends entirely on users accessing our analytics on third-party platforms like DraftKings, FanDuel, Yahoo, and Caesars. We have no formal relationships, partnerships, or contracts with these platforms. They could develop competing analytics tools in-house (several already have), change their APIs and break our integrations, prohibit use of third-party tools in their terms of service, or enter exclusive partnerships with our competitors. DraftKings and FanDuel represent an estimated 80% of the U.S. daily fantasy sports market. If either platform banned third-party analytics tools, our users would be forced to choose between that platform and our products. We have no guarantee of continued access to platform data or functionality. Policy or technical changes could occur overnight with no notice, and we have limited or no recourse—we cannot sue for breach of contract because no contracts exist. This platform dependency represents an existential threat largely outside our control. If even one major platform took action against third-party analytics providers, our business would suffer immediate and potentially irreversible harm.

We Depend on Third-Party Sports Data Providers That Could Cut Off Access or Dramatically Increase Costs
Our products require real-time and historical sports data from third-party providers. We do not own or collect this data directly. Sports data licensing costs have increased dramatically as professional leagues assert proprietary rights. Data providers could terminate our access or refuse to renew agreements at any time. Some states mandate use of "official league data" for betting products. While currently applied to sportsbooks, this could extend to analytics providers. Official league data costs hundreds of thousands or millions annually—amounts we have not budgeted for and may not be able to afford. The sports data market has consolidated significantly, reducing our negotiating leverage. If we lose data access for even one major sport like the NFL or NBA, that entire product line would be siginificantly disrupted or eliminated. Given our revenue concentration in certain sports, loss of data access could reduce revenue by 50% or more overnight. We have no long-term contracts guaranteeing data access at predictable prices and limited or no alternative sources if primary providers cut us off.

Apple and Google Control Our Primary Distribution Channels and Take 30% of Our Revenue
A substantial portion of our revenue comes through the Apple App Store and Google Play Store, which take up to 30% of all subscription revenue. Apple or Google could remove our apps for policy violations (real or perceived) related to gambling or betting content. App store policies change frequently and are enforced inconsistently. If either platform removed our apps, we would immediately lose 40-50% or more of our user base. The 30% commission significantly reduces our profitability and limits pricing flexibility. Apple and Google could increase fees at any time. App store review processes can delay critical updates for days or weeks. Changes to search algorithms or featuring decisions could dramatically reduce our discoverability and organic downloads. Apple has introduced competing sports features in iOS that may reduce demand for third-party apps. Users cannot bypass the 30% fee by subscribing through our website due to app store policies—doing so would result in removal. We have no contractual relationship beyond standard developer agreements that Apple and Google can modify unilaterally. If either platform banned sports betting analytics apps entirely, we could lose 40-60% of revenue overnight with no recourse.

Reliance on Predictive Algorithms and Analytical Tools
Our platform offers data-driven analytics and recommendations intended to assist users in evaluating betting information. These predictive models depend on historical and third-party data that may contain inaccuracies or change over time. As a result, actual outcomes may differ materially from our projections. Users are solely responsible for their own wagering decisions, and performance of past recommendations does not guarantee future results. We include clear disclaimers in our Terms of Service, but there is a risk that courts or regulators could view certain promotional language as creating expectations beyond those disclaimers. We do not currently maintain errors and omissions or professional liability insurance, and defending against any disputes or regulatory inquiries could be costly and materially affect our operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter Groset	6,400,000	Common Stock	43.85%
Erik Groset	3,400,000	Common Stock	23.3%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed 2 Preferred Stock, Seed Series 3 Preferred Stock, and Series Seed 4 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,013,114 of Common Stock.

Common Stock

The amount of security authorized is 18,922,234 with a total of 11,995,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends, when and if declared by the Board; paid after any preferred dividends.

The total amount outstanding includes 1,039,546 shares to be issued pursuant to stock options and RSUs issued.

The total amount outstanding includes 955,454 shares to be issued pursuant to stock options and RSUs, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 1,923,000 with a total of 1,923,000 outstanding.

Voting Rights

Votes on an as-converted basis

Material Rights

Non-cumulative dividends; paid before any dividends on common stock.

Liquidation preference equal to original issue price (as adjusted) plus any declared but unpaid dividends; ranks pari passu with all preferred series then outstanding.

Conversion right: convertible into common stock at a rate determined by original issue price divided by the then-applicable conversion price; voluntary or automatic upon specified change-of-control events.

Series Seed 2 Preferred Stock

The amount of security authorized is 1,398,207 with a total of 1,398,207 outstanding.

Voting Rights

Votes on an as-converted basis

Material Rights

Non-cumulative dividends; paid before any dividends on common stock.

Liquidation preference equal to original issue price (as adjusted) plus any declared but unpaid dividends; pari passu with other preferred.

Conversion right as described above in Series Seed Preferred Stock.

Seed Series 3 Preferred Stock

The amount of security authorized is 1,272,773 with a total of 1,272,773 outstanding.

Voting Rights

There are no voting rights associated with Seed Series 3 Preferred Stock.

Material Rights

Non-cumulative dividends; paid before any dividends on common stock.

Liquidation preference equal to original issue price (as adjusted) plus any declared but unpaid dividends; pari passu with other preferred.

Conversion right as described above in Series Seed Preferred Stock.

Series Seed 4 Preferred Stock

The amount of security authorized is 2,788,708 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed 4 Preferred Stock.

Material Rights

Non-cumulative dividends; paid before any dividends on common stock.

Liquidation preference equal to original issue price (as adjusted) plus any declared but unpaid dividends; pari passu with other preferred.

Conversion right as described above in Series Seed Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 300,000
  Use of proceeds: No cash proceeds; compensatory grants issued under the Company's equity plan (options to purchase Common Stock at $0.16 per share).
  Date: January 01, 2023
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 739,546
  Use of proceeds: No cash proceeds; compensatory grants of non-vested (restricted) Common Stock issued under the Company's equity plan.
  Date: January 01, 2024
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $1,000,649 (sum of Sales Revenue, Apple, Google, PayPal, Stripe, Affiliate, and settlement/other income) compared to $1,037,579 in fiscal year 2024.

The increase was driven primarily by higher Apple App Store revenue (from ~$422k to ~$467k) and stronger affiliate revenue, offset slightly by a dip in Google Play revenue. Overall, topline growth reflects product maturity and expansion of user adoption.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0, compared to $0 in fiscal year 2024.

BetFully's products are digital subscription and analytics tools with minimal direct COGS; server and hosting costs are classified under operating expenses.

Gross Margins

Gross margins for fiscal year 2023 were effectively 100%, consistent with 100% in fiscal year 2024.

Since direct COGS are negligible, margins are primarily impacted by app store fees and returns/allowances, both of which remained stable year-over-year.

Expenses

Operating expenses for fiscal year 2023 totaled approximately $1,272,831, compared to $1,176,190 in fiscal year 2024.

The decrease came from lower software/hosting costs and reduced salary/wage expense, partially offset by higher professional service (legal/IP) costs and payroll taxes.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating.

We believe historical cash flows will not be fully indicative of future performance because planned upcoming product launches (Props Optimizer launch, expanded LineStar features) and potential IP monetization represent material new revenue streams. Past cash was primarily generated through subscription sales on Apple and Google app stores, with smaller contributions from PayPal, Stripe, and affiliate revenues.

Our goal is to scale to consistent 5,000+ paid subscribers and expand our web offerings, which we expect to significantly improve both revenues and cash flow trends relative to historical performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 9, 2025, the Company has capital resources available in the form of $43,597.56 in Wells Fargo Checking and $12,108.48 in Wells Fargo Savings, totaling approximately $55,706 in cash on hand. The Company has not received any shareholder loans or capital contributions in the past year.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. The Company believes it already has solid, predictable recurring revenue to support ongoing operations. Instead, these funds are intended to accelerate growth initiatives, specifically the planned launch of the Props Optimizer, rebuilding LineStar with a focus on web functionality, rebuilding TrackWiz, and expanding paid advertising efforts through social media and influencers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. If the Company raises its maximum funding goal of $617,999.54, those funds would represent approximately 90%+ of total available capital at filing and would materially enhance the Company's growth runway and expansion potential.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $19,999.46, we anticipate the Company will be able to operate for approximately one-quarter of a month at the current monthly burn rate of $70,000–$80,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $617,999.54, we anticipate the Company will be able to operate for approximately 7 months at the current burn rate. However, this capital is intended for growth initiatives and not simply to cover operating burn.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not secured additional sources of capital but is in ongoing conversations with investors as opportunities arise. No required capital contributions, lines of credit, or other binding capital sources exist

Indebtedness

- Creditor: Jeffrey Marks, Attorney
  Amount Owed: $4,157.00
  Interest Rate: 15.0%

- Creditor: American Express
  Amount Owed: $8,244.39
  Interest Rate: 0.0%

- Creditor: Mintz, Attorney
  Amount Owed: $1,660.00
  Interest Rate: 0.0%

- Creditor: Plaid
  Amount Owed: $1,000.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,119,277.80

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.46 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Product Development & Engineering
  65.0%
  Initial work on Props Optimizer, early rebuild of LineStar, and foundational updates to TrackWiz.

- Sales & Marketing
  12.5%
  Small-scale paid ads and influencer tests to support early growth.

- Intellectual Property & Legal
  7.5%
  Core patent filings and compliance-related costs.

- Working Capital & General Operations
  7.5%
  Hosting, payroll, and administrative support.

If we raise the over allotment amount of $617,999.54, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales & Marketing
  40.0%
  Scaled paid advertising campaigns, influencer partnerships, and content expansion across social and YouTube.

- Product Development & Engineering

30.0%
Full rebuild of LineStar (web + mobile), expansion of Props Optimizer, and relaunch of TrackWiz.

- Intellectual Property & Legal
  12.5%
  Patent defense, new filings, licensing exploration, and regulatory compliance.

- Working Capital & General Operations
  10.0%
  Payroll, hosting, and administrative reserves to support scaling operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://BetFully.com/ (https://BetFully.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/betfully

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR BetFully, Inc.

[See attached]

Betfully, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	4
STATEMENTS OF OPERATIONS	5
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	6
STATEMENTS OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	15
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	15
NOTE 5 – LIABILITIES AND DEBT	16
NOTE 6 – EQUITY	16
NOTE 7 – SUBSEQUENT EVENTS	17

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Betfully, Inc. Management

We have reviewed the accompanying financial statements of Betfully, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
Sep 16, 2025

BETFULLY, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	117,207	243,221
Accounts Receivable		5,000	5,000
Total Current Assets		**122,207**	**248,221**
Non-Current Assets:			
SlotCube Inc	$	38,000	38,000
Lease Right of Use Asset		7,874	39,051
Total Non-Current Assets		**45,874**	**77,051**
TOTAL ASSETS	**$**	**168,081**	**325,272**
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	16,686	7,434
Payroll Payable		10	10
Short Term Lease Liability		7,874	31,177
Total Current Liabilities	$	**24,570**	**38,621**
Non-Current Liability:			
Long Term Lease Liability	$	-	7,874
Total Non-Current Liability	$	**-**	**7,874**
TOTAL LIABILITIES		**24,570**	**46,495**
EQUITY			
Series Seed Preferred Stock	$	192	192
Series Seed 2 Preferred Stock		140	140
Series Seed 3 Preferred Stock		127	127
Common Stock		1,000	1,000
Additional Paid in Capital		1,701,278	1,701,278
Accumulated Deficit		(1,559,226)	(1,423,960)
TOTAL EQUITY	**$**	**143,511**	**278,777**
TOTAL LIABILITIES AND EQUITY	**$**	**168,081**	**325,272**

See Accompanying Notes to these Unaudited Financial Statements

BETFULLY, INC.
STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,		2024	2023
Revenues			
Sales Revenue	$	1,037,579	1,000,649
Affiliate Revenue		10,790	7,569
Returns and Allowances		(7,726)	(8,069)
Gross Profit	$	**1,040,643**	**1,000,149**
Operating Expenses			
Advertising and Marketing	$	16,692	90,824
General and Administrative		57,933	66,345
Insurance Expense		29,627	25,677
Payroll Expense		911,531	921,894
Professional Fees		62,366	34,395
Rent Expense		36,998	37,661
Research and Development		4,200	1,742
Software & Web Hosting		55,214	90,718
Taxes		1,629	3,575
Total Operating Expenses		**1,176,190**	**1,272,831**
Total Loss from Operations	$	**(135,547)**	**(272,682)**
Other Income (Expense)			
Lawsuit Settlement Income	$	-	2,059
Interest Income		16	249
Tax Refund		-	8,633
Other Income		2,187	3,292
Other Expenses		(5)	(3)
Total Other Income (Expense)		**2,198**	**14,230**
Net Income (Loss)	**$**	**(133,349)**	**(258,452)**

See Accompanying Notes to these Unaudited Financial Statements

BETFULLY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Series Seed Preferred Stock		Series Seed 2 Preferred Stock		Series Seed 3 Preferred Stock		Common Stock			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/23	1,923,000	192	1,398,207	140	-	-	10,000,000	1,000	1,701,405	(1,165,508)	537,229
Issuance of Preferred Stock	-	-	-	-	1,272,773	127	-	-	-	-	127
Additional Paid-in Capital	-	-	-	-	-	-	-	-	(127)	-	(127)
Net income (loss)	-	-	-	-	-	-	-	-	-	(258,452)	(258,452)
Ending balance at 12/31/23	**1,923,000**	**192**	**1,398,207**	**140**	**1,272,773**	**127**	**10,000,000**	**1,000**	**1,701,278**	**(1,423,960)**	**278,777**
Prior Period Adjustment	-	-	-	-	-	-	-	-	-	(1,917)	(1,917)
Net income (loss)	-	-	-	-	-	-	-	-	-	(133,349)	(133,349)
Ending balance at 12/31/24	**1,923,000**	**192**	**1,398,207**	**140**	**1,272,773**	**127**	**10,000,000**	**1,000**	**1,701,278**	**(1,559,226)**	**143,511**

See Accompanying Notes to these Unaudited Financial Statements

BETFULLY, INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(133,349)	(258,452)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:			
Lease Right of Use Asset		31,177	30,673
Accounts Payable		9,252	(25,110)
Payroll Payable		-	10
Short Term Lease Liability		(23,303)	504
Long Term Lease Liability		(7,874)	(31,176)
Prior Period Adjustment		(1,917)	-
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:		7,335	(25,099)
Net Cash provided by (used in) Operating Activities	$	(126,014)	(283,551)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Series Seed 3 Preferred Stock	$	-	127
Additional Paid in Capital		-	(127)
Net Cash provided by (used in) Financing Activities	$	-	-
Cash at the beginning of period		243,221	526,772
Net Cash increase (decrease) for period	$	(126,014)	(283,551)
Cash at end of period	$	117,207	243,221

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Betfully, Inc. ("the Company"), formerly Fantasy Sports Company, Inc was formed in Delaware on July 2nd, 2015. The Company provides premium data, analytics, and tools that help sports bettors make informed decisions. Its core products include the LineStar App, TrackWiz App, and BetFully Cashback App. Each product is designed to strengthen users' betting strategies without placing wagers on their behalf. The Company is headquartered in Carlsbad, California, and serves customers across the United States.

The company intends to conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since 2022 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $117,207 and $243,221 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

The Company does not routinely extend credit to customers or carry trade receivables in the normal course of business. Instead, all sales are collected either in advance or at the time of the transaction; accordingly, a general allowance for doubtful accounts is not considered necessary.

As of the balance sheet date, the Company's only receivable relates to an amount due from SlotCube Inc., an entity the Company has since acquired. Management has evaluated the collectability of this specific receivable and believes that it is fully realizable. No other customer receivables exist, and no individual or entity other than Slotcube, Inc. accounted for any portion of outstanding receivables at the balance sheet date.

The Company does not maintain a historical provision for bad debts as its credit policy does not give rise to typical trade receivables.

Description	2024	2023
Trade Accounts Receivable	5,000	5,000
Less: Allowance for Doubtful Accounts	-	-
Totals	**5,000**	**5,000**

Allowance for Doubtful Accounts

The Company does not maintain an allowance for doubtful accounts since all sales and related receivables are collected in cash or equivalent forms at the time of purchase. As a result, credit risk is considered insignificant, and no provision for potential uncollectible receivables has been recognized in the financial statements for the reporting period.

Credit Policies and Concentrations

The Company does not extend credit to customers. All sales are settled in full at the time of purchase, either in cash or through other immediate forms of payment. Consequently, credit risk is considered negligible, and no formal credit policy for customer receivables is maintained.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with *ASC 606, "Revenue Recognition"* following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Subscription Revenue from Apps:

The Company generates revenue by offering a subscription service for LineStar, TrackWiz, and Props Optimizer, which provides users access to proprietary software tools.

The Company's payments are generally collected at the time of initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, which can be weekly, monthly, or annually. Revenue is recognized upon collection of the revenue, as performance obligations are satisfied immediately upon activation. The Company deferred no revenue for the years ended December 31, 2024 and December 31, 2023.

Marketing Revenues from Affiliates:

The Company generates revenue by delivering new paying customers to marketing partners, such as Underdog Fantasy, through performance marketing (affiliate) services.

The Company is paid on net 30 terms, receiving a cost-per-acquisition payment once a new customer is verified to have met partner requirements. The Company's primary performance obligation is to deliver qualifying new customers; revenue is recognized once a new customer is confirmed and the earnings process is complete. The Company deferred no revenue for the years ended December 31, 2024 and December 31, 2023.

Subscription Revenue from Apps:

The Company generates revenue by delivering advertisements through Google's AdMob and AdSense platforms, earning income on a cost-per-click basis.

The Company's primary performance obligation is to display ads and deliver user clicks. The Company is paid after delivering clicks, typically per Google's remittance schedule. Revenue is recognized when clicks are delivered and Google determines payment eligibility. The Company deferred no revenue for the years ended December 31, 2024 and December 31, 2023.

Payroll Expense

Payroll expense consists of salaries and wages, payroll tax, payroll administration, pension and independent contractor expenses which are expensed as costs are incurred.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of bank fees, meals, merchant fees, office supply expenses, recruiting expenses, travel expenses, and other miscellaneous expenses and are expensed as costs are incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under *ASC 718 (Stock Compensation)*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under *ASC 505 (Equity)*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

As of December 31, 2023, the Company has granted and has outstanding 1,039,546 stock options with an exercise price of $0.16 per share under its stock options plans, with 955,454 options remaining available for grant. Although these options are partially vested, no compensation expense has been recognized, as the Company has deemed the corresponding expense to be negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2023	300,000	0.16
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested shares, December 31, 2023	300,000	0.16
Granted	739,546	-
Vested	-	-
Forfeited	-	-
Nonvested shares, December 31, 2024	1,039,546	0.16

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	-	-	-
Granted	300,000	0.16	0.16
Exercised	-	-	-
Expired/cancelled	-	-	
Total options outstanding, December 31, 2023	300,000	-	-
Granted	739,546	-	0.16
Exercised	-	-	-
Expired/cancelled	-	-	
Total options outstanding, December 31, 2024	1,039,546	-	0.16
Options exercisable, December 31, 2024	-	-	-

Income Taxes

The Company accounts for income taxes in accordance with *ASC 740*, *Income Taxes*, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	2023
Net Operating Loss Carryforwards	-	-
Accrued Expenses	-	-
Amortization (difference in methods/timing)	-	-
Other Temporary Differences	(21,667)	(3,330)
Gross Deferred Tax Asset	**(21,667)**	**(3,330)**
Less: Valuation Allowance	21,667	3,330
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had no federal and state net operating loss carryforwards. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in years beginning in 2035. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to the federal and foreign state jurisdictions.

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	(21,667)	(3,330)
Valuation allowance	21,667	3,330
Net Income Tax Expense (Benefit)	**-**	**-**

Income Taxes Paid

	2024	2023
Federal	-	-
State	857	848
Foreign	-	-
Total Income Taxes Paid	**857**	**848**

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(28,003)	21.00%	(54,275)	21.00%
State taxes, net of federal benefit	(11,788)	8.84%	(22,847)	8.84%
Permanent differences	857	-0.64%	848	-0.33%
Change in valuation allowance	-	0.00%	-	0.00%
Other	72,609	-54.45%	11,161	-4.32%
Total Income Tax Expense (Benefit)	**33,675**	**-25.25%**	**(65,113)**	**25.19%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024 and December 31, 2023. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Key highlights for ASU 2023-09 compliance:

- Expanded rate reconciliation in both dollar and percent format with standardized line items.
- Tabular disclosure of income taxes paid by jurisdiction.
- Enhanced explanations for valuation allowances and material reconciling items.
- Continuing all traditional ASC 740 requirements for components of deferred taxes, NOLs, and uncertain tax positions.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 (*"ASC 842"), Leases.* The Company entered into commercial lease agreements for rental space:

The Company entered into a lease agreement with Paseo Del Norte Holdings, LLC on April 11, 2018, for 1,023 square feet of office space located on Paseo Del Norte in Carlsbad, California. The initial lease term was 39 months, ending on July 11, 2021. The lease was subsequently renewed in 2021 and again 2024, extending the contractual term through March 31, 2025.

Lease expense	**Year Ending 2024-12**
Finance lease expense	
Operating lease expense	94,614
Short-term lease expense *	-
Sublease income *	-
Total	94,614
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	94,614
ROU assets obtained in exchange for new operating lease liabilities	99,901
Weighted-average remaining lease term in years for operating leases	0.25
Weighted-average discount rate for operating leases	1.63%

Maturity Analysis	Operating
2025-12	7,885
Thereafter	-
Total undiscounted cash flows	7,885
Less: present value discount	(11)
Total lease liabilities	7,874

NOTE 5 – LIABILITIES AND DEBT

During the reporting period, the Company did not incur any non-current liabilities, reflecting a stable financial position with no additional long-term obligations.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 common shares with $0.0001 par value. As of December 31, 2024 and 2023, 10,000,000 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized a total of 6,817,736 preferred shares across three series, each with a par value of $0.0001 per share. Of these, 4,593,980 shares were issued and outstanding as of December 31, 2024 and December 31, 2023.

Issued and Outstanding Series Seed Preferred Stock:

- Series Seed Preferred Stock: There were 1,923,000 shares authorized. As of December 31, 2024 and 2023, 1,923,000 shares were issued and outstanding.
- Series Seed 2 Preferred Stock: There were 1,398,207 shares authorized. As of December 31, 2024 and 2023, 1,398,207 shares were issued and outstanding.
- Series Seed 3 Preferred Stock: There were 3,496,529 shares authorized. As of December 31, 2024 and 2023, 1,272,773 shares were issued and outstanding.

Voting: Stockholders of the Series Seed Preferred Stock and Series Seed 2 Preferred Stock have voting rights. Each holder of Voting Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which their shares of Voting Preferred Stock could be converted.

Stockholders of the Series Seed 3 Preferred Stock have no voting rights.

Dividends: Dividends on preferred stock are paid before any dividends on common stock and are not cumulative. As of December 31, 2024 and December 31, 2023, no dividends have been declared.

Conversion: Series preferred shareholders have the right to convert shares into common stock at a rate determined by dividing the original issue price by the conversion price at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to receive a preferential distribution equal to their original issue price (adjusted for stock splits) plus any declared but unpaid dividends, before any assets are distributed to Common Stock holders. All series of Preferred Stock (Series Seed, Series Seed 2, and Series Seed 3) rank equally in this preference, and if assets are insufficient, they are distributed proportionally.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 16, 2025, the date these financial statements were available to be issued.

In 2025, the Company made adjustments to their equity:

- Common Stock: Reduced to 18,922,234 authorized shares.
- Series 3 Preferred Stock: Reduced to 1,272,773 shares.
- Series Seed 4 Preferred Stock:
    - Authorized: 2,788,708 shares
    - Par value: $0.0001 per share
- Voting Rights: Both Series 3 and Series 4 Preferred Stock classified as non-voting shares.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Founded in 2014 and headquartered in San Diego, CA, BetFully Inc. has developed multiple products in the sports betting and daily fantasy sports (DFS) markets. With thousands of paying subscribers, over one million registered users, and hundreds of thousands of app downloads, we believe we've established a strong foundation to scale in a rapidly expanding industry.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BetFully
The Future of Sports Data & Betting Intelligence
Proven Revenue: $1M+
in 2023 and 2024 Subscription Revenue
Expanding in AI Sports Analytics & Prediction Markets
Patented Data Technology with Multi-App Eco System
Now open for Equity Investment on
LineStar
All DFS Tools
Props Optimizer
Legal Sports & Prediction Markets
TrackWiz
Horse Racing Analytics

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.61 Per Share

PREVIOUSLY CROWDFUNDED
$1,231,515.66

MIN INVEST
$499.59

VALUATION
$10.12M

REASONS TO INVEST

- **High-Growth Market –** The U.S. sports betting market generated **$17.9B in revenue in 2024** and is projected to nearly double to **$33.2B by 2030** (~10.9% CAGR). The North American fantasy sports market is forecast to grow from **$14.9B in 2025** to **$27.4B by 2030** (~12.9% CAGR). BetFully directly serves these surging verticals.

- **Experienced Leadership –** Our founding team has decades of experience in sports data, tech, and gaming, which we believe helps position us to execute effectively and innovate in a competitive landscape.

- **Proven Traction & Defensible IP –** We've raised over **$1.2M** in prior funding, consistently grown user engagement across our platforms, and secured **four issued U.S. patents** with an **additional patent pending.**

TEAM



Erik Andrew Groset • CEO, Director, and Principal Accounting Officer

Erik Groset is the CEO and co-founder of BetFully Inc., a provider of premium data, analytics, and tools that help customers make informed decisions and backtest strategies in legalized sports betting, daily fantasy sports, and horse racing.

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Peter Edmund Groset • Chief Technology Officer

Peter is the Co-Founder and CTO of Betfully, previously known as Fantasy Sports Company. This started as a passion and love of mine for fantasy sports. I created these tools for my own personal use but it quickly became evident many other people wanted access to the data and tools I was making. It has been a decade in the making but I'm still as passionate as ever to continue bringing these tools we've been creating to more and more members.

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Rick Hernandez • Board Member

Rick Hernandez is a seasoned entrepreneur and investor in the technology, healthcare and commercial real estate industries.

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Elioth Almada • Senior iOS Engineer

Expert in crafting high-performance, intuitive iOS applications with a focus on clean architecture and seamless user experience.

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Chris Ramos • Senior Android & Backend Engineer

Specializes in Android development and scalable backend systems, ensuring reliability and speed across BetFully's product ecosystem.

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Tyler Wiemann • Community Manager

Leads user engagement and growth through creative content strategy, partnerships, and data-driven community initiatives.

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THE PITCH

BetFully aims to transform how fans experience sports. Our flagship products: the **LineStar App, Props Optimizer, and TrackWiz,** deliver predictive analytics, personalized strategies, and user-friendly tools that help players make informed decisions on fantasy and betting platforms. By combining proprietary algorithms with patented technology, we simplify complex data into actionable insights.

With what the company believes is a loyal user base, a strong patent portfolio, and a clear roadmap, we're preparing to pursue accelerated growth through new product launches, marketing expansion, and deeper community engagement.



Overview – Products – Marketing – Market – Intellectual Property – Revenue Model – Financials – Growth – Team – Use of Funds
Company Overview
Founded
2016
Location
San Diego, CA
Mission
Revolutionize sports betting and fantasy sports
Products
LineStar App, TrackWiz, Props Optimizer
2016
LineStar Launch
2019
TrackWiz Launch
2023
AI Features
2025
Launched Props Optimizer
1
2
3
4
5
6
7
2017
New patent
2021
$1.2M raised
2024
Launch V3 Optimizer for DFS

**User and funding figures are as of 9/24/2025. Forward-looking statements (e.g., planned launches) are subject to risks and uncertainties and may not occur as expected.*

THE PROBLEM & OUR SOLUTION

Sports betting and DFS are booming, but fans often lack access to **intuitive, data-driven tools.** This gap leads to frustration, poor outcomes, and missed opportunities.

BetFully solves this problem with a suite of mobile and web applications that make analytics simple and actionable:

- **LineStar**: Advanced DFS insights and projections across multiple sports.
- **Props Optimizer**: Proprietary player prop modeling with personalized picks.
- **TrackWiz**: Digital horse racing stats, odds, and expert strategies.

By providing **live data, predictive analytics,** and **patented lineup optimization,** BetFully helps empower fans to make informed decisions without operating as a sportsbook. We provide the **tools and intelligence layer** that help players succeed on platforms like DraftKings, FanDuel, and Caesars.

All third-party marks are the property of their respective owners, and their inclusion does not imply affiliation or endorsement. Results are not guaranteed.



Multiple Live Products
DFS
LineStar (iOS/Android/Web) $40/mo
DFS lineup optimizer (patented)
Uses live data & projections
Covers all major sports
Planned Improvements: Upgraded and Simplified Interface
Horse Racing
TrackWiz (iOS/Android) $20/mo
Offers data-driven insights
Simplifies horse racing
Popular with casual fans
Planned Improvements: Upgraded/Simplified Interface + Partnership w/On-Track presence.
Legal Sports Betting
Props Optimizer (iOS/Android) Free or $10/mo
Player props & pick'em tool
Uses data
Free and premium versions
Planned Improvements: Web version, Additional Tools/Features

**Pricing shown is as of 9/24/2025 and subject to change; availability may vary by platform and jurisdiction. BetFully does not operate a sportsbook. All third-party marks are the property of their respective owners and their inclusion does not imply affiliation or endorsement. Results are not guaranteed. References to potential partnerships (e.g., 'On-Track presence') reflect planned initiatives and no such agreements are currently in place.*

THE MARKET & OUR TRACTION

Market Size

- The U.S. sports betting market was valued at USD $17.94 billion in 2024 and is forecast to reach USD $33.18 billion by 2030, growing at a CAGR of 10.9% from 2025 to 2030.
- The **North American fantasy sports market** is forecast to grow from **$14.9B in 2025 to $27.4B by 2030** (CAGR ~12.9%). Sources: Grand View Research, Mordor Intelligence



Market Opportunity
1
2
U.S. Sports Betting
The market is set to hit $24 billion by 2025.
More states are making sports betting legal.
1
2
Daily Fantasy Sports
It's always changing, with new ways to play.
Players want clear information and easy-to-use tools.

Our Traction

- **700,000+ registered users** and **500,000+ downloads** across apps.
- **2,500+ paying subscribers** with recurring monthly revenue.
- Raised **$1.2M** in a 2021 financing round.
- **Four issued U.S. patents** and an **additional patent pending** covering DFS lineup optimization and betting analytics.


Our Patents
Betfully owns several patents for its technology in sports betting and daily fantasy sports (DFS). This includes tools for choosing the best lineups, predicting player performance, handling complex data, and an AI chatbot (patent pending).
These tools use live data and smart analysis to make DFS and sports betting strategies more accurate and efficient.
DFS Lineup Tool
Helps create the best lineups instantly, even with budget limits, using live data.
Expires: September 16, 2036
Better Lineup Tool
Improves lineup choices and player forecasts for more accurate DFS predictions.
Expires: January 12, 2036
Betting Prediction Engine
Automatically predicts player performance in real-time using advanced data.
Expires: February 4, 2036
Advanced Data Handling
Improves sports betting and DFS analysis by processing many types of data.
Expires: October 21, 2035
Live AI Chatbot
An AI chatbot that gives live sports betting tips and analysis.
Filed: November 1, 2023 / Published and Waiting for Review

WHY INVEST

BetFully believes it is uniquely positioned at the intersection of sports, technology, and fan engagement. Our patented products are intended to address a clear market need, our user base is already paying and growing, and we believe our team has the expertise to execute.
Investing now gives you the opportunity to join a company with:

- A strong **foundation of recurring revenue** and what the company believes is a loyal user base.
- A large, expanding **addressable market** in betting and fantasy sports.
- A **defensible patent portfolio** and roadmap for product innovation and growth.

Join us as we build the tools that help redefine how fans engage with sports betting and fantasy sports. We have the products, we believe we just need to tune them up, and grow the customer base!

ABOUT

HEADQUARTERS
6120 Paseo Del Norte, Suite F2
Carlsbad, CA 92011

WEBSITE
View Site

Founded in 2014 and headquartered in San Diego, CA, BetFully Inc. has developed multiple products in the sports betting and daily fantasy sports (DFS) markets. With thousands of paying subscribers, over one million registered users, and hundreds of thousands of app downloads, we believe we've established a strong foundation to scale in a rapidly expanding industry.

TERMS

Betfully

Overview

PRICE PER SHARE
$0.61

VALUATION
$10.12M

FUNDING GOAL
$20K - $618K

Breakdown

MIN INVESTMENT
$499.59

OFFERING TYPE
Equity

MAX INVESTMENT
$617,999.54

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED

32,786

MAX NUMBER OF SHARES OFFERED

1,013,114

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$168,081	$325,272
Cash & Cash Equivalents	$117,207	$243,221
Accounts Receivable	$5,000	$5,000
Short-Term Debt	$24,570	$38,621
Long-Term Debt	$0	$7,874
Revenue & Sales	$1,037,579	$1,000,649
Costs of Goods Sold	$1,176,190	$1,272,831
Taxes Paid	$0	$0
Net Income	-$133,349	-$258,452

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 20% Bonus Shares

Previous investors in BetFully will receive 20% bonus shares.

Time-Based Perks

Early Bird 1

Invest $1,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 2

Invest $5,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 3

Invest $10,000+ within the first 2 weeks and receive 20% bonus shares.

Early Bird 4

Invest $20,000+ within the first 2 weeks and receive 25% bonus shares.

Early Bird 5

Invest $50,000+ within the first 2 weeks and receive 30% bonus shares.

Flash Perk 1

Invest $2,500+ between days 35 - 40 and receive 10% bonus shares.

Flash Perk 2

Invest $2,500+ between days 60 - 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 Perk

Invest $500+ and receive a 2-year subscription to Props Optimizer and 2% bonus shares.**

Tier 2 Perk

Invest $1,000+ and receive a 2-year Subscription to Props Optimizer + TrackWiz and 5% bonus shares.**

Tier 3 Perk

Invest $5,000+ and receive a 2-year Subscription to Props Optimizer + TrackWiz + LineStar + 10% bonus shares.**

Tier 4 Perk

Invest $10,000+ and receive a 2-year Subscription to Props Optimizer + TrackWiz + LineStar + 12% bonus shares.**

Tier 5 Perk

Invest $20,000+ and receive a 2-year Subscription to Props Optimizer + TrackWiz + LineStar + 15% bonus shares.**

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***Subscriptions to Props Optimizer, TrackWiz, and LineStar are provided solely as access to the Company's analytical software. They do not constitute offers to participate in wagering, and the Company is not a sportsbook or gambling operator.*

The 10% StartEngine Venture Club Bonus

BetFully, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $61.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:23 PM 07/24/2025
FILED 07:23 PM 07/24/2025
SR 20253466872 - File Number 5778987

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BETFULLY, INC.

The undersigned, Erik Groset, hereby certifies that:

1. He is the duly elected and acting Chief Executive Officer of Betfully, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 2, 2015.

3. The Amended and Restated Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is Betfully, Inc. (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle 19808. The name of the registered agent at that address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) Authorized Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 18,922,234 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 7,382,688 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

(B) Preferred Stock.

1,923,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock,**" 1,398,207 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed 2 Preferred Stock**", 1,272,773 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed 3 Preferred Stock,**" and 2,788,708 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed 4 Preferred Stock,**" each with the rights, preferences, powers, privileges and restrictions, qualifications and limitations as set forth in this Part B of this Article IV. References to "**Preferred Stock**" means the Series Seed Preferred Stock, the Series Seed 2

Preferred Stock, the Series Seed 3 Preferred Stock and the Series 4 Seed Preferred Stock. References to "**Voting Preferred Stock**" mean the Series Seed Preferred Stock and the Series Seed 2 Preferred Stock and excludes the Series 3 Seed Preferred Stock and Series 4 Seed Preferred Stock.

1. Dividends. No dividend or distribution (other than a dividend payable solely in Common Stock and other than a distribution pursuant to Section 2 below) shall be paid or set aside for payment on shares of Common Stock unless there shall have been paid, or set aside for payment in such fiscal year, dividends, out of any assets legally available therefor, at the rate of six percent (6%) of the applicable Original Issue Price (as defined below) (as adjusted for stock splits, stock dividends, reverse stock splits, reclassifications and the like pursuant to Article IV(B)((4)(d) (collectively, "**Stock Split Changes**") with regard to each series of Preferred Stock) per annum, on each outstanding share of such series of Preferred Stock. Such Preferred Stock dividends shall not be cumulative and shall be payable when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"). The "**Original Issue Price**" shall be (a) $0.2340 for each share of the Series Seed Preferred Stock, (b) $0.3576 for each share of the Series Seed 2 Preferred Stock, (c) $1.24052 for each share of the Series Seed 3 Preferred Stock, and (d) $0.62 for each share of the Series Seed 4 Preferred Stock, each as applicable, and subject to Stock Split Changes.

2. Liquidation.

(a) Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive, from the assets legally available therefor prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the applicable Original Issue Price (as adjusted for Stock Split Changes with respect to such series of Preferred Stock) for each share of Preferred Stock then held by them plus an amount equal to any declared but unpaid dividends on such shares of Preferred Stock. The Series Seed Preferred Stock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock and Series Seed 4 Preferred Stock, shall rank on parity as to the receipt of the respective preferential amounts for each such series upon the occurrence of such event. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder would otherwise be entitled to receive. Notwithstanding the foregoing, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to any liquidation, dissolution or winding up of the Corporation (including a Liquidation Transaction), each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of Preferred Stock into shares of Common Stock immediately prior to the liquidation, dissolution or winding up of the Corporation if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such Preferred Stock into shares of Common Stock, assuming further, for purposes of such calculation, the conversion into Common Stock of all shares of each series of Preferred Stock that would receive a greater distribution if converted into

Common Stock than if remaining as Preferred Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(b) Remaining Assets. Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation, pro rata based on the number of shares of Common Stock held by each.

(c) Certain Acquisitions of the Corporation.

(i) Deemed Liquidation. For purposes of this Section 2, a "**Liquidation Transaction**" means an Acquisition of the Corporation (as defined below), provided that if the holders of at least fifty percent (50%) of the Voting Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis) (the "**Requisite Preferred**") elect not to treat the transaction as a Liquidation Transaction, an Acquisition of the Corporation shall be deemed not to constitute a Liquidation Transaction. A Liquidation Transaction shall be treated as though it were a liquidation, for purposes of triggering an immediate obligation to pay the liquidation preference of the Preferred Stock pursuant to Sections 2(a) and 2(b) above.

An "Acquisition of the Corporation" means each of the following: (i) the merger, acquisition or consolidation of the Corporation by means of any transaction or series of related transactions, provided, that, the applicable transaction shall not be deemed an Acquisition of the Corporation if the Corporation's stockholders constituted immediately prior to such transaction hold more than fifty percent (50%) of the voting power of the surviving or acquiring entity (or its parent) immediately following such transaction; (ii) any transaction or series of related transactions to which the Corporation is a party in which more than fifty percent (50%) of the Corporation's voting power is transferred; and (iii) a sale, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, the sale or disposition (by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, transfer or other disposition is to a wholly-owned subsidiary of the Corporation); provided, that, an Acquisition of the Corporation shall not include (x) a merger or consolidation with a wholly-owned subsidiary of the Corporation; (y) a merger effected exclusively for the purpose of changing the domicile of the Corporation; or (z) any transaction or series of related transactions principally for bona fide equity financing purposes of the Corporation in which the Corporation is the surviving corporation.

(ii) Mechanics of Payment. All consideration payable to the stockholders of the Corporation in connection with any such merger or consolidation, or all consideration payable to the Corporation and distributable to its stockholders, together with all other available assets of the Corporation (net of obligations owed by the Corporation that are senior to the Preferred Stock), in connection with any such asset sale, shall be, as applicable, paid by the purchaser to the holders of, or distributed by the Corporation in redemption (out of funds legally available therefor) of, the Preferred Stock and any Common Stock in accordance with the preferences and priorities set forth in Sections 2(a) and 2(b) above, with such preferences and priorities specifically intended to be applicable in any such merger or consolidation, asset sale, as if such transaction were a liquidation. In furtherance of the foregoing, the Corporation shall take such actions as are necessary to give effect to the provisions of this Section 2(c), including without limitation, (i) in the case of a merger or consolidation, causing the definitive agreement relating to such merger or consolidation to provide for a rate at which the shares of Preferred Stock are converted into or exchanged for cash, new securities or other property which gives effect to the preferences and priorities set forth in Sections 2(a) and 2(b) above, or (ii) in the case of an asset sale, making dividend payments on or redeeming the Preferred Stock and any Common Stock in accordance with the preferences and priorities set forth in Sections 2(a) and 2(b) above. The Corporation shall promptly provide to the holders of shares of Preferred Stock such information concerning the terms of such merger, consolidation or asset sale, and the value of the assets of the Corporation as may reasonably be requested by the holders of Preferred Stock. The amount deemed distributed to the holders of Preferred Stock upon any such transaction shall be the cash or the value of the property, rights or securities distributed to such holders by the Corporation or the acquiring person, firm or other entity, as applicable; provided, however, that any such distributions must be made in the same ratio of cash and non-cash consideration to all of the holders of the Corporation's capital stock, unless otherwise approved by the Requisite Preferred and except to the extent necessary to cash out any holders who would otherwise receive securities that are not registered under the Securities Act of 1933 and who are not "accredited investors" as defined in Regulation D promulgated under such Act.

(iii) Valuation of Consideration. In the event of a Liquidation Transaction, if all or a portion of the consideration received by the Corporation is other than cash, its value will be set at its fair market value as determined in good faith by the Board of Directors (including each Preferred Director (as defined below) then in office); provided, however, any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the thirty (30) day period ending three (3) days prior to the closing of such transaction;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the thirty (30) day period ending three (3) days prior to the closing of such transaction; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors (including each Preferred Director then in office).

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(iii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors (including each Preferred Director then in office).

(iv) Effect of Noncompliance. In the event the requirements of this Section 2(c) or the notice requirements of Article IV(D) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until such requirements have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately before the date the notice of the Liquidation Transaction should first have been sent pursuant to Article IV(D)(2).

(d) Allocation of Escrow and Contingent Consideration. In the event of an Acquisition of the Corporation, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the definitive agreement effecting such Acquisition of the Corporation shall provide that (i) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a) and 2(b) above as if the Initial Consideration were the only consideration payable in connection with such Acquisition of the Corporation; and (ii) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a) and 2(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2(d), consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Acquisition of the Corporation shall be deemed to be Additional Consideration.

3. Redemption. The Preferred Stock is not redeemable, provided, however, that this section shall not be construed to prevent the operation of Section 2(c) above.

4. Conversion. The holders of the Preferred Stock shall have conversion rights and obligations as follows:

(a) Right to Convert. Subject to Section 4(c) below, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share of each series of Preferred Stock shall be the Original Issue Price for such series of Preferred Stock and such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d) below (such price as in effect from time to time, as applicable, the "**Conversion Price**").

(b) Mandatory Conversion. Each share of Preferred Stock shall be automatically, and without any further action on the part of the holder of such Preferred Stock, converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) upon the date specified by the vote or written consent of the Requisite Preferred, or (ii) immediately before the closing of the Corporation's sale of its Common Stock at a price per share that is at least three times (3x) the Original Issue Price (as adjusted for Stock Split Changes) of the Series Seed 2 Preferred Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "**Securities Act**"), which results in aggregate gross proceeds to the Corporation of at least $30,000,000 (such transaction, a "**Qualified IPO**").

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled (i) to convert such Preferred Stock into shares of Common Stock pursuant to Section 4(a) above or (ii) in the event of an automatic conversion pursuant to Section 4(b), to receive a certificate or certificates for the Common Stock into which such holder's Preferred Stock has been automatically converted, the holder shall surrender the certificate or certificates therefor, duly endorsed (or a reasonably acceptable affidavit and indemnity undertaking, but without the necessity of posting any bond, in the case of a lost, stolen or destroyed certificate), at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and, in the case of an election to convert pursuant to Section 4(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid, and a certificate for the remaining number of shares of Preferred Stock if less than all of the Preferred Stock evidenced by the certificate were surrendered. Such conversion shall be deemed to have been made immediately before the close of business on (i) the date of such surrender of the shares of such series of Preferred Stock to be converted together with written notice of conversion or (ii) if applicable, at the time of automatic conversion specified in Section 4(b) above (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act or a Liquidation Transaction, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering or the closing of such Liquidation Transaction, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately before the closing of such sale of securities or such Liquidation Transaction.

(d) Conversion Price Adjustments of Preferred Stock for Certain Stock Splits, Stock Dividends, Combinations/Reverse Splits and Dilutive Issuances. The Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Stock Splits and Dividends. In the event the Corporation should at any time after the date upon which any shares of Series Seed 4 Preferred Stock were first issued (the "**Original Issue Date**") effectuate a split or subdivision of the outstanding shares of Common Stock or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or in securities or rights convertible into or exchangeable or exercisable for, or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock ("**Common Stock Equivalents**"), without payment of any consideration, other than in the form of Corporation securities, by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion, exchange or exercise thereof), then, as of such split or subdivision or as of such record date (or the payment date of such dividend or distribution if no record date is fixed), the Conversion Price of each series of Preferred Stock shall be decreased by multiplying the previously applicable Conversion Price by a fraction whose numerator is the number of shares of Common Stock outstanding immediately before the split, subdivision or record date (or payment date) and whose denominator is (a) in the case of a split or subdivision, the number of shares of Common Stock outstanding immediately after the split or subdivision, (b) in the case of such a dividend/distribution record date, the sum of the number of shares of Common Stock outstanding immediately before such record date plus the number of shares of Common Stock issuable in such dividend/distribution plus the number of shares of Common Stock deemed issuable (without payment) as to any Common Stock Equivalents issuable in such dividend/distribution, with the number of shares issuable with respect to Common Stock Equivalents determined in the manner provided for deemed issuances in Section 4(d)(iii)(C) below (subject to possible future recomputation in accordance therewith), and (c) in the case of such a dividend/distribution paid without the setting of a record date, the sum of the number of shares of Common Stock outstanding immediately before such dividend/distribution plus the number of shares of Common Stock issued in such dividend/distribution plus the number of shares of Common Stock deemed issuable (without payment) as to any Common Stock Equivalents issued in such dividend/distribution, with the number of shares issuable with respect to Common Stock Equivalents determined in the manner provided for deemed issuances in Section 4(d)(iii)(C) below (subject to possible future recomputation in accordance therewith).

(ii) Reverse Stock Splits. If the number of shares of Common Stock outstanding at any time after the Original Issue Date is decreased by a reverse split or combination of the outstanding shares of Common Stock, then, as of such reverse split or combination, the Conversion Price for each series of Preferred Stock shall be increased by multiplying the previously applicable Conversion Price by a fraction whose numerator is the number of shares of Common Stock outstanding immediately before the reverse split or combination and whose denominator is the number of shares of Common Stock outstanding immediately after the reverse split or combination.

(iii) Issuance of Additional Shares below Conversion Price of Voting Preferred Stock. If the Corporation should issue, at any time after the Original Issue Date, any Additional Shares (as defined below) without consideration or for a consideration per share less than the Conversion Price for the Series Seed Preferred Stock, Series Seed 2 Preferred Stock, or Series Seed 3 Preferred Stock in effect immediately before the issuance of such Additional Shares, the Conversion Price for such series in effect immediately before each such issuance shall automatically be adjusted as set forth in this Section 4(d)(iii), unless otherwise provided in this Section 4(d)(iii).

(A) Adjustment Formula. Whenever the Conversion Price is adjusted pursuant to this Section (4)(d)(iii), the new Conversion Price shall be determined by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of Additional Shares, including the number of shares of Common Stock deemed issued pursuant to the following sentence (together, the "**Outstanding Common**"), plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Shares. For purposes of the foregoing calculation, the term "Outstanding Common" as of a given date shall be the sum of (A) the number of shares of Common Stock outstanding, (B) the number of shares of Common Stock into which the then outstanding shares of Preferred Stock could be converted if fully converted on the day immediately preceding the given date, and (C) the number of shares of Common Stock which could be obtained through the exercise or conversion of all other rights, options and convertible securities outstanding on the date immediately preceding the given date.

(B) Definition of "Additional Shares". For purposes of this Section 4(d)(iii), "**Additional Shares**" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(iii)(C) below by the Corporation after the Original Issue Date for the applicable series) other than the following (the "**Exempted Securities**"):

(1) Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(iii)(C)) pursuant to a transaction described in Section 4(d)(i), Section 4(d)(ii), Section 4(e) or Section 4(f) hereof;

(2) shares of Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(iii)(C)) or issuable to employees, officers, consultants or directors of the Corporation, or other persons performing services for the Corporation, directly or pursuant to a stock option plan or agreement or restricted stock plan or agreement approved by the Board of Directors, which approval shall include the approval of each Preferred Director then in office;

(3) Common Stock or other underlying security actually issued upon the conversion, exchange or exercise of any Common Stock Equivalents, including without limitation any convertible promissory note;

(4) Capital stock issued or issuable to an entity as a component of any business relationship with such entity for the purpose of (A) joint venture, technology licensing or development activities, (B) distribution, supply or manufacture of the Corporation's products or services or (C) any other arrangements involving corporate partners that are primarily for purposes other than raising capital, in each case the terms of which business relationship with such entity are approved by the Board of Directors, which approval shall include the approval of each Preferred Director then in office;

(5) Capital stock, or warrants or options to purchase capital stock, issued in connection with bona fide acquisitions, mergers or similar transactions, the terms of which are approved by the Board of Directors, which approval shall include the approval of each Preferred Director then in office;

(6) Common Stock issued or issuable in or under a Qualified IPO;

(7) Common Stock issued or issuable as a result of the antidilution provisions of any Common Stock Equivalents;

(8) Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(iii)(C)) or issuable with the approval of the Requisite Preferred; and

(9) Capital stock, or options or warrants to purchase capital stock, issued (or deemed to have been issued pursuant to Section 4(d)(iii)(C)) to financial institutions with federal or state charters or to lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions approved by the Board of Directors, which approval shall include the approval of each Preferred Director then in office.

(C) Rules Regarding Common Stock Equivalents. If (whether before, on or after the applicable Original Issue Date), Common Stock Equivalents are issued, the following provisions shall apply for all purposes of this Section 4(d)(iii):

(1) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, and including the effect of antidilution adjustments that have already been made) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (but including the effect of antidilution adjustments that have already been made) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Section 4(d)(iii)(F) below).

(2) In the event of any change in the number of shares of Common Stock deliverable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Series Seed Preferred Stock, Series Seed 2 Preferred Stock, and Series Seed 3 Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any

payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Series Seed Preferred Stock, Series Seed 2 Preferred Stock, and Series Seed 3 Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock Equivalents that remain convertible, exchangeable or exercisable and the number of shares of Common Stock previously actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(D) No Increased Conversion Price. Notwithstanding any other provisions of this Section (4)(d)(iii), except to the limited extent provided for in Sections 4(d)(iii)(C)(2) and 4(d)(iii)(C)(3) above, no adjustment of the Conversion Price pursuant to this Section 4(d)(iii) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately before such adjustment.

(E) No Fractional Adjustments. No adjustment of the Conversion Price for the Series Seed Preferred Stock, Series Seed 2 Preferred Stock, or Series Seed 3 Preferred Stock, shall be made in an amount less than one cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made before three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(F) Determination of Consideration. In the case of the issuance of securities for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the securities for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined in good faith by the Board of Directors (including each Preferred Director then in office), irrespective of any accounting treatment.

(e) Other Distributions. In the event the Corporation shall declare a distribution (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article IV(B)) payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or 4(d)(ii) above, then, in each such case for the purpose of this Section 4(e), the holders of each series of Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article IV(B)), as part of such recapitalization, provision shall be made so that the holders of each series of Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of any series of Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of any series of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of any series of Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly, upon the request of any Stockholder, compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to such holder of such Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of any series of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of each series of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holders of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Fourth Amended and Restated Certificate.

(i) Payment of Taxes. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

5. Voting Rights.

(a) General. Except as expressly provided in this Fourth Amended and Restated Certificate or as provided by law, the holders of the Voting Preferred Stock shall have the same right to vote or act on all matters on which the holders of Common Stock have the right to vote or act and the holders of Voting Preferred Stock shall be entitled to notice of any stockholders' meeting or action as to such matters on the same basis as the holders of Common Stock, and the holders of Common Stock and Voting Preferred Stock shall vote together or act together thereon as if a single class on all such matters. Each holder of Voting Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Voting Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as converted basis (after aggregating all shares into which shares of Voting Preferred Stock held by each holder could be converted) shall be rounded downward to the nearest whole number. For purposes of clarity, and except as otherwise required by applicable law, the holders of Series Seed 4 Preferred Stock shall not have any voting rights.

(b) Election of Directors. The holders of record of shares of Voting Preferred Stock, voting together as a single class and not as separate series, and on an as-converted basis, exclusively shall be entitled to elect two directors of the Corporation (the "**Preferred Directors**"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation. All other directors of the Corporation shall be elected by the holders of Voting Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis). Any director elected pursuant to this Section 5(b) may be removed with or without cause only by the affirmative vote or written consent of the holders of the shares of the class, series or classes of stock entitled to elect such director or directors. If the holders of shares of a class or classes or series of stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the applicable class, series or classes of stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 5(b), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 5(b). There shall be no cumulative voting.

6. Protective Provisions.

(a) Approval Required from Requisite Preferred. The Corporation shall not (by amendment, merger, consolidation or otherwise, and either directly or indirectly by subsidiary) without first obtaining the approval of the Requisite Preferred:

(i) amend, alter or repeal any provision of this Fourth Amended and Restated Certificate or Bylaws of the Corporation, whether by merger, consolidation or otherwise;

(ii) effect any recapitalization or reclassification of any shares of the Corporation's outstanding capital stock;

(iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the rights, preferences and privileges with respect thereto rank junior to any series of Preferred Stock;

(iv) increase or decrease (other than by conversion) the total number of authorized shares of Preferred Stock, any series of Preferred Stock or Common Stock;

(v) increase or decrease the number of authorized directors; or

(vi) effect (A) a liquidation, dissolution or winding up of the Corporation, (B) an Acquisition of the Corporation, or (C) any other merger or consolidation of the Corporation, or a subsidiary of the Corporation, with or into any other entity.

(b) Approval Required from Thirty Percent of Voting Preferred Stock. The Corporation shall not (by amendment, merger, consolidation or otherwise, and either directly or indirectly by subsidiary) without first obtaining the approval of the holders of at least Thirty percent (30%) of the then-outstanding shares of Voting Preferred Stock, voting together as a single class and on an as-converted basis:

(i) repay any stockholder loans or purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation, other than (i) dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and with respect to which the Conversion Price of each series of Preferred Stock is adjusted pursuant to Section 4(d)(i) and (iii) repurchases of stock issued pursuant to options or restricted stock purchase agreements approved by the Board of Directors (including each Preferred Director then in office with respect to options or restricted stock issued after the date of this Fourth Amended and Restated Certificate of Incorporation), from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at not more than the original purchase price thereof;

(ii) increase the number of shares authorized for issuance under the Corporation's existing equity incentive plan or the creation of any equity incentive plan; or

(iii) incur any indebtedness in excess of $250,000 in the aggregate (other than trade payables incurred in the ordinary course of business).

7. Status of Converted Stock. In the event any shares of any series of Preferred Stock shall be converted pursuant to Section 4 above, the shares so converted shall be cancelled and shall not be issuable by the Corporation, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of the Preferred Stock, including the applicable series of Preferred Stock, accordingly.

8. Repurchase of Shares. If and to the extent the Corporation may from time to time be or become subject to certain provisions of the California General Corporation Law ("**CGCL**") pursuant to the operation of Section 2115 thereof, then pursuant to Section 500(b) of the California Corporations Code distributions will be made without regard to any preferential dividends arrears amount and without regard to any preferential rights amount in connection with the repurchase by the Corporation at a price not greater than the original purchase price of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors or other persons performing services for the Corporation or a subsidiary of the Corporation that are subject to restricted stock purchase agreements or stock option exercise agreements, which agreements were authorized by the approval of the Board of Directors (including each Preferred Director then in office), and under which the Corporation has the option to repurchase such shares: (i) upon the occurrence of certain events, such as the termination of employment or services; or (ii) pursuant to the Corporation's exercise of rights of first refusal to repurchase such shares.

(C) Common Stock.

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, on a pro rata basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors (including each Preferred Director then in office).

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

3. Redemption. The Common Stock is not redeemable.

4. Voting Rights. Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters

and in such manner as may be provided by law. Subject to Article IV(B)(6)(a) above, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(D) Notices.

1. Notices. Except as otherwise set forth in this Fourth Amended and Restated Certificate, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission. Notwithstanding the other provisions of this Fourth Amended and Restated Certificate, all notice periods or notice requirements in this Fourth Amended and Restated Certificate may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the Requisite Preferred and the holders of at least a majority of the outstanding shares that are entitled to such notice rights.

2. Notices of Liquidation Transaction. The Corporation shall give each holder of record of Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days before the stockholders' meeting (if any) called to approve such Liquidation Transaction, or 10 days before the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval (if any) and closing of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of Section 2 of Article IV(B) and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein.

3. Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall deliver to each holder of each affected class, at least 10 days before the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

ARTICLE V

Subject to Section 6 of Article IV, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, before such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

The foregoing Fourth Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at San Diego, California on July 24, 2025.

Erik Groset

Erik Groset, Chief Executive Officer